SECURITIES AND EXCHANGE COMMISSION

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RECEIVED S.E.C.
MAR 0 1 2002
519

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51389

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2001 (MM/DD/YY) AND ENDING 12/31/2001 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Avian Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15 Court Square, Suite 300
(No. and Street)

Boston, MA 02108
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Avi Cohen -- (617) 531-3851
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name - if individual, state last, first, middle name)

(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 6 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Oath or Affirmation

I, Avi Cohen, swear (or affirm) that, to the best of my knowledge and belief, the accompanying financial statement and supporting schedules pertaining to the firm of Avian Securities Inc., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Title: Managing Director/President

Subscribed and sworn
to before me
this 26 day of February 2002

Tony V. Blaize
Notary Public

My Commission expires
June 20, 2008

This report contains (check all applicable boxes)

- (a) Facing page.
- (b) Statement of financial condition.
- (c) Statement of income (loss).
- (d) Statement of cash flows.
- (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- (f) Statement of changes in liabilities subordinated to claims of general creditors.
- (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- (i) Information relating to the possession or control requirements for brokers and dealers under Rule 15c3-3.
- (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- (l) An oath or affirmation.
- (m) A copy of the SIPC supplemental report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- (o) Independent auditor's report on internal accounting control.
- (p) Schedule of segregation requirements and funds in segregation — customers' regulated commodity futures account pursuant to Rule 171-5.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Avian Securities, Inc.:

We have audited the following financial statements of Avian Securities, Inc. (the "Company") for the year ended December 31, 2001 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Avian Securities, Inc. at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedule of Avian Securities, Inc. as of December 31, 2001 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

This schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 15, 2002

AVIAN SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:	
Cash	$ 362,224
Receivable from clearing organizations	618,470
Total current assets	980,694
OFFICE EQUIPMENT AND FIXTURES, At cost (less accumulated depreciation of $43,000)	21,318
TOTAL ASSETS	$1,002,012

LIABILITIES AND STOCKHOLDER'S EQUITY

CURRENT LIABILITIES:	
Accounts payable and accrued expenses	$ 514,433
Bank overdraft	112,949
	627,382
STOCKHOLDER'S EQUITY:	
Common stock, $.001 par value – 200 shares authorized; 96 shares issued and outstanding	-
Additional paid-in capital	374,630
Total stockholder's equity	374,630
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$1,002,012

See notes to financial statements.

AVIAN SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

INCOME:	
Commissions	$1,952,922
Miscellaneous income	16,025
Investment banking fees	78,694
Trading loss	(141,029)
Total income	1,906,612
OPERATING EXPENSES:	
Payroll, commissions, and related expenses	1,445,173
Brokerage expense and clearing fees	185,568
Professional fees	78,545
Communication expenses	59,896
Occupancy and office supplies	48,270
Depreciation	15,332
Other operating expenses	57,264
Total operating expenses	1,890,048
INCOME BEFORE INCOME TAXES	16,564
INCOME TAXES	2,309
NET INCOME	$ 14,255

See notes to financial statements.

AVIAN SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2001

	Additional Paid-In Capital	Retained Earnings	Total
BALANCE, DECEMBER 31, 2000	$ 443,683	$ -	$ 443,683
Net income	-	14,255	14,255
Distributions to stockholders	(69,053)	(14,255)	(83,308)
BALANCE, DECEMBER 31, 2001	$ 374,630	$ -	$ 374,630

See notes to financial statements.

AVIAN SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net income	$ 14,255
Adjustments to reconcile net income to net cash used in operating activities:	
Depreciation	15,332
Receivable from clearing organizations	(531,510)
Accrued expenses	444,420
Net cash used in operating activities	(57,503)
CASH FLOWS PROVIDED BY INVESTING ACTIVITIES:	
Purchase of office equipment and fixtures	(4,146)
Proceeds from sale of investments	44,685
Net cash provided by investing activities	40,539
CASH FLOWS FROM FINANCING ACTIVITIES – Distributions to stockholder	(83,308)
NET DECREASE IN CASH	(100,272)
CASH, BEGINNING OF YEAR	349,547
CASH, END OF YEAR	$ 249,275
SUPPLEMENTAL DISCLOSURES – Taxes paid during the year	$ 2,309

See notes to financial statements.

AVIAN SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Avian Securities, Inc. (the "Company") is engaged in buying and selling securities for a diverse group of investors. The Company introduces these transactions for clearance and execution services to U.S. Clearing ("USC") and Bank of New York ("BNY"), a New York Stock Exchange member firm, on a fully disclosed basis. The Company's business and results of operations are, to some extent, dependent on investment trends of the United States economy.

The agreements between the Company and USC and BNY provide that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company monitors its customer activity by reviewing information it receives from USC and BNY on a daily basis, requiring customers to deposit additional collateral or reduce positions when necessary, and reserving for doubtful accounts when necessary.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Office Equipment and Fixtures – Office equipment and fixtures are recorded at cost. Depreciation is computed based on the estimated useful lives using the straight-line method.

Revenue Recognition – The Company follows the practice of accounting for securities transactions on a trade-date basis and the related income on a settlement-date basis, generally the third business day following the trade date. This practice does not produce results which are materially different from those which would be reported by accounting for the results on a trade-date basis.

Income Taxes – The Company and its stockholder have elected to be taxed as an S Corporation. No provision has been provided for federal income taxes in the financial statements, as all income of the Company is taxed directly to the stockholder. Massachusetts state tax legislation requires that a portion of the state income tax liability relating to the Company's income be assessed at the corporate level; therefore, a state tax liability has been accrued for financial statement purposes.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Investment Banking – Investment banking fees are composed of fees earned by raising capital for clients.

3. STOCKHOLDER'S EQUITY

As a result of the Company's election to be treated as an S Corporation for tax purposes, taxable income for the year ended December 31, 2001 has been allocated to a stockholder's accumulated adjustments account included in retained earnings.

4. OPERATING LEASES

The Company has entered into an operating lease agreement for its office space through January 31, 2002. Rent expense for the year ended December 31, 2001 was $34,749.

Minimum annual rental commitments subsequent to December 31, 2001 are as follows:

Year Ending December 31, 2002	$2,735

5. NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, including Rule 15c3-1, which requires the Company to maintain a specified amount of capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, was $353,312 at December 31, 2001, which was greater than required net capital of $100,000 by $253,312. The ratio of aggregate indebtedness to net capital at December 31, 2001 was 1.78 to 1.

6. DEPOSITS WITH CLEARING BROKERS

Amounts that the Company has on deposit with clearing brokers, at December 31, 2001, consist of the following:

	Financial Statement Classification	Carrying Amount
U.S. Clearing	Cash	$279,560
Bank of New York	Cash	75,000
		$354,560

7. RELATED PARTIES

Included in payroll, commissions, and related expenses is $189,994 paid to Avian Research, Inc. for research purchased by the Company. All transactions took place at arm's length and in the ordinary course of business.

8. EXEMPTION FROM RULE 15c3-3

The Company claims an exemption from Rule 15c3-3 of the Securities Exchange Act of 1934 under Section K(2)(ii), as all customer transactions are cleared through another broker on a fully disclosed basis. As a result, there were no reserve requirements.

* * * * * *

AVIAN SECURITIES, INC.

SUPPLEMENTAL SCHEDULE
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
YEAR ENDED DECEMBER 31, 2001

CAPITAL – Stockholder's equity	$ 374,630
DEDUCTIONS – Office equipment and fixtures	21,318
NET CAPITAL	$ 353,312
TOTAL AGGREGATE INDEBTEDNESS	$ 627,382
MINIMUM NET CAPITAL REQUIREMENT OF BROKER/ DEALER (The greater of 6-2/3% of aggregate indebtedness, as defined, or $100,000)	$ 100,000
EXCESS NET CAPITAL	$ 253,312
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	1.78 to 1

Note: There is no difference between the net capital computation above and that per the unaudited FOCUS report.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com

Deloitte & Touche

January 15, 2002

To the Director of
Avian Securities, Inc.:

In planning and performing our audit of the financial statements of Avian Securities, Inc. (the "Company") for the year ended December 31, 2001, on which we have issued our report dated January 15, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of the director, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP

Avian Securities, Inc.
(SEC I.D. No. 8-51389)

Independent Auditors' Report and Supplemental Report on Internal Control

Financial Statements and Supplemental Schedule
Year Ended December 31, 2001

Filed Pursuant to Rule 17a-5(e) (3) as a Public Document